FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/30/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2013 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: April 30, 2013

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces First Quarter 2013 Results

Luxembourg, April 30, 2013 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2013.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2013 Results

[1] [2]

	1Q 2013[1]	4Q 2012[2]		1Q 2012[2]

Steel Shipments (tons)	2,241,000	2,168,000	3%	2,162,000	4%
Iron Ore Shipments (tons)	1,101,000	496,000	122%	452,000	143%
Net Sales (USD million)	2,135.7	2,071.0	3%	2,181.9	-2%
Operating Income (USD million)	271.8	123.9	119%	284.2	-4%
EBITDA (USD million)	367.7	228.1	61%	373.0	-1%
EBITDA Margin (% of net sales)	17%	11%		17%
Equity in Losses of non-consolidated companies	(15.9)	(295.6)		(15.4)
Net Income (Loss)(USD million)	151.4	(233.1)		171.2
Equity Holders' Net Income (USD million)	129.3	(215.6)		142.2
Earnings (Losses) per ADS (USD)	0.66	(1.10)		0.72

•         EBITDA3 of USD367.7 million in the first quarter 2013, USD139.6 million higher than EBITDA in the fourth quarter 2012 mainly as a result of 3% higher sales and 8% lower steel operating cost per ton4.

  Earnings per American Depositary Share (ADS)5 of USD0.66 in the first quarter 2013, a USD1.76 higher result per ADS than in the fourth quarter 2012 mainly due to a USD1.21 loss per ADS in the fourth quarter 2012 as a result of the impairment of our investment in Usiminas, and a sequential increase in operating income in the first quarter 2013.
  Capital expenditures of USD218.1 million in the first quarter 2013, down from USD312.4 million in the fourth quarter 2012.
  Net debt position of USD1.5 billion at the end of March 2013, down from USD1.7 billion at the end of December 2012.

1 Iron ore shipments in the first quarter 2013 include Ternium’s interest in Peña Colorada. Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for both companies show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.

2 Certain comparative amounts have been reclassified to conform to changes in presentation in the current period, and also to reflect the changes in connection with the completion of the purchase price allocation of Usiminas.

3 EBITDA in the first quarter 2013 equals operating income of USD271.8 million adjusted to exclude depreciation and amortization of USD95.9 million.

4 Operating cost per ton equals cost of sales plus SG&A, divided by shipments.

5 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Operating income in the first quarter 2013 was USD271.8 million, a sequential increase of USD147.9 million mainly related to a 73,000 ton increase in steel shipments and a USD68 decrease in steel operating cost per ton, partially offset by an USD11 decrease in steel revenue per ton. The steel segment’s operating cost per ton decreased mainly as a result of lower raw material and purchased slab costs and a higher absorption of fixed costs following the restart in February of a blast furnace in Argentina.

Ternium’s net income in the first quarter 2013 was USD151.4 million, a USD384.5 million higher result compared to net income in the fourth quarter 2012, mainly due to a USD279.7 million lower equity in losses of non-consolidated companies related to an impairment of the investment in Usiminas performed in the fourth quarter 2012 and the above mentioned increase in operating income, partially offset by a consequently higher income tax expense.

Operating income in the first quarter 2013 was USD12.4 million lower than in the first quarter 2012 as a result of a decrease in the steel segment’s operating income partially offset by an increase in the mining segment’s operating income. The decrease in the steel segment’s operating income was principally due to a USD70 decrease in revenue per ton, partially offset by a 79,000 ton increase in shipments and a USD50 decrease in operating cost per ton as a result of lower raw material and purchased slab costs.

Net income in the first quarter 2013 was USD19.8 million lower year-over-year mainly as a result of higher net financial expenses and the above mentioned decrease in operating income, partially offset by a consequently lower income tax expense.

Mining Segment - Proportional Consolidation of Peña Colorada

The mining segment comprises the mining activities of Las Encinas, a company in which Ternium holds a 100% equity interest and also comprises 50% of the operations and results of Peña Colorada, a company in which Ternium maintains a 50% equity interest. Until December 31, 2012, Peña Colorada was presented as an investment in non-consolidated companies and its results included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement. Starting on January 1, 2013, Ternium applied the provisions of IFRS 11 and began to recognize Peña Colorada’s assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Outlook

Steel consumption is gradually recovering. However, the North American steel industry’s capacity utilization looks moderately high relative to apparent consumption, a situation that could lead to a weaker steel pricing environment. In our region, the strongest sector continues to be manufacturing, especially within the automotive industry, while construction remains at low but improving levels. Offsetting the softer pricing environment, the company anticipates a sequential reduction in steel cost per ton mainly due to lower raw material and purchased slab costs.  Consequently, Ternium expects to generate operating income in the second quarter 2013 roughly in line with that of the first quarter 2013.

Analysis of First Quarter 2013 Results

Net income attributable to Ternium’s equity holders in the first quarter 2013 was USD129.3 million, compared to a net income of USD142.2 million in the first quarter 2012.  Including non-controlling interest, net income for the first quarter 2013 was USD151.4 million, compared to a net income of USD171.2 million in the first quarter 2012. Earnings per ADS in the first quarter 2013 were USD0.66, compared to earnings of USD0.72 in the first quarter 2012.

Net sales in the first quarter 2013 were USD2.1 billion, 2% lower than net sales in the first quarter 2012, mainly as a result of lower steel products sales in Mexico, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. The following table shows Ternium’s total consolidated net sales for the first quarter 2013 and 2012:

	Net Sales (million USD)
	1Q 2013	1Q 2012	Dif.
Mexico	1,064.7	1,157.1	-8%
Southern Region	688.7	666.3	3%
Other Markets	346.7	354.0	-2%
Total steel products net sales	2,100.1	2,177.4	-4%
Other products[1]	7.1	4.3	67%
Total steel segment net sales	2,107.2	2,181.7	-3%

Total mining segment net sales	99.8	45.5	119%
Intersegment eliminations	(71.2)	(45.3)	57%
Total net sales	2,135.7	2,181.9	-2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD1.7 billion in the first quarter 2013, a decrease of USD40.8 million compared to the first quarter 2012.  This was principally due to a USD67.4 million, or 5%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material costs, partially offset by a 4% increase in shipment volumes and a USD26.5 million increase in other costs, including a USD14.0 million increase in labor cost and an USD11.4 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the first quarter 2013 were USD207.2 million, or 9.7% of net sales, an increase of USD4.0 million compared to the first quarter 2012, mainly including higher freight and transportation expenses, labor expenses and taxes and contributions (other than income tax), partially offset by lower services expenses.

Operating income in the first quarter 2013 was USD271.8 million, or 12.7% of net sales, compared to operating income of USD284.2 million, or 13.0% of net sales, in the first quarter 2012.  The following table shows Ternium’s operating income by segment for the first quarter 2013 and the first quarter 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1Q 2013	1Q 2012	1Q 2013	1Q 2012	1Q 2013	1Q 2012	1Q 2013	1Q 2012
Net Sales	2,107.2	2,181.7	99.8	45.5	(71.2)	(45.3)	2,135.7	2,181.9
Cost of sales	(1,655.8)	(1,694.4)	(66.0)	(43.4)	64.7	39.9	(1,657.1)	(1,697.9)
SG&A expenses	(198.1)	(201.9)	(9.1)	(1.3)	-	-	(207.2)	(203.2)
Other operating income (expenses), net	0.6	3.5	(0.3)	(0.1)	-	-	0.3	3.4
Operating income (expense)	253.9	288.8	24.4	0.7	(6.5)	(5.3)	271.8	284.2

EBITDA	339.7	374.1	34.5	4.2	(6.5)	(5.3)	367.7	373.0

EBITDA per ton	152	173	31	9

Steel reporting segment

The steel segment’s operating income was USD253.9 million in the first quarter 2013, a decrease of USD34.9 million compared to the first quarter 2012, reflecting lower sales partially offset by lower operating cost.

Net sales of steel products in the first quarter 2013 decreased 3% compared to the first quarter 2012, reflecting a USD70 decrease in steel revenue per ton shipped, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 79,000 tons, or 4%, compared to the first quarter 2012, mainly due to higher sales volume in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2013	1Q 2012	Dif.	1Q 2013	1Q 2012	Dif.	1Q 2013	1Q 2012	Dif.
Mexico	1,064.7	1,157.1	-8%	1,249.2	1,234.0	1%	852	938	-9%
Southern Region	688.7	666.3	3%	608.8	596.8	2%	1,131	1,116	1%
Other Markets	346.7	354.0	-2%	383.5	331.3	16%	904	1,069	-15%

Total steel products	2,100.1	2,177.4	-4%	2,241.4	2,162.2	4%	937	1,007	-7%
Other products[1]	7.1	4.3	67%

Total steel segment	2,107.2	2,181.7	-3%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 2%, due to a 6% decrease in operating cost per ton, partially offset by a 4% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material costs and lower services expenses, partially offset by higher labor and maintenance costs, freight and transportation  and taxes (other than income tax).

Mining reporting segment

The mining segment’s operating income was USD24.4 million in the first quarter 2013, an increase of USD23.7 million compared to the first quarter 2012, mainly reflecting an increase in the cost per ton of Las Encinas in the first quarter 2012 related to substantial purchases of third parties’ ore as a result of a blockade at its facilities that was lifted during March 2012 and the proportional consolidation of Peña Colorada’s mining operations in the first quarter 2013.

Sales of mining products in the first quarter 2013 were 119% higher than in the first quarter 2012 as a result of the proportional consolidation of Peña Colorada. Shipments were 1.1 million tons, 143% higher than in the first quarter 2012 and revenue per ton was USD91, 10% lower than in the first quarter 2012.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2013	1Q 2012	Dif.	1Q 2013	1Q 2012	Dif.	1Q 2013	1Q 2012	Dif.
Mining segment	99.8	45.5	119%	1,101.3	452.6	143%	91	101	-10%

Operating cost increased 68% year-over-year, mainly reflecting the proportional consolidation of Peña Colorada’s mining operations in the first quarter 2013. Operating cost per ton decreased 31%, mainly as a result of lower third parties’ ore purchases and the proportional consolidation of Peña Colorada, which has a cost per ton of production lower than that of Las Encinas.

EBITDA in the first quarter 2013 was USD367.7 million, or 17.2% of net sales, compared with USD373.0 million, or 17.1% of net sales, in the first quarter 2012.

Net financial results were a USD40.8 million loss in the first quarter 2013, compared with a USD14.0 million loss in the first quarter 2012.

During the first quarter 2013, Ternium’s net interest results totaled a loss of USD29.7 million, compared with a USD28.1 million loss in the first quarter 2012.

Net foreign exchange result was a loss of USD5.7 million in the first quarter 2013 compared to a gain of USD1.2 million in the first quarter 2012.

Change in fair value of financial instruments included in net financial results in the first quarter 2013 was a USD2.4 million loss, compared with a USD16.8 million gain in the first quarter 2012.  These gains in the first quarter 2012 were mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine Peso denominated financial debt, and to results from changes in the fair value of financial assets.

Equity in results of non-consolidated companies was a loss of USD15.9 million in the first quarter 2013, compared to a loss of USD15.4 million in the first quarter 2012.

Income tax expense in the first quarter 2013 was USD63.7 million, or 30% of income before income tax, compared with an income tax expense of USD83.5 million in the same period in 2012, or 33% of income before income tax.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2013 was USD347.7 million.  Working capital decreased USD50.8 million in the first quarter 2013 as a result of an aggregate USD62.9 million increase in accounts payable and other liabilities and a USD53.4 million decrease in inventories, partially offset by an aggregate USD65.6 million net increase in trade and other receivables. Inventories decreased in the first quarter 2013 mainly reflecting lower volumes of purchased steel and lower costs and volumes of finished goods, partially offset by higher volumes and costs of raw materials and goods in transit, and higher volumes of goods in process.

Capital expenditures in the first quarter 2013 were USD218.1 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products (Pesquería Project) and, in Argentina, the expansion of specialty steel production capacity, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements at the hot strip mill.

In the first quarter 2013, Ternium had a free cash flow of USD129.7 million6. The company’s net repayments of borrowings in the first quarter 2013 were USD274.1 million, mainly due to a USD200.0 million repayment of Ternium México’s syndicated loan facility and net repayments of short-term debt.  As of March 31, 2013, Ternium’s net debt position was USD1.57 billion.

6 Free cash flow in the first quarter 2013 equals net cash provided by operating activities of USD347.7 million less capital expenditures of USD218.1 million.

7  Net debt position at March 31, 2013 equals borrowings of USD2.1 billion less cash and equivalents plus other investments of USD0.6 billion.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated income statement

USD million	1Q 2013	1Q 2012
	(Unaudited)
Net sales	2,135.7	2,181.9
Cost of sales	(1,657.1)	(1,697.9)
Gross profit	478.6	484.0
Selling, general and administrative expenses	(207.2)	(203.2)
Other operating income (expenses), net	0.3	3.4
Operating income	271.8	284.2

Interest expense	(33.4)	(36.9)
Interest income	3.7	8.8
Other financial (expenses) income, net	(11.1)	14.1
Equity in losses of non-consolidated companies	(15.9)	(15.4)
Income before income tax expense	215.2	254.8
Income tax expense	(63.7)	(83.5)
Profit for the period	151.4	171.2
Attributable to:
Equity holders of the Company	129.3	142.2
Non-controlling interest	22.2	29.1
Profit for the period	151.4	171.2

Consolidated balance sheet

USD million	March 31, 2013	December 31, 2012
	(Unaudited)
Property, plant and equipment, net	4,593.7	4,438.1
Intangible assets, net	970.8	965.2
Investments in non-consolidated companies	1,608.3	1,710.5
Other investments	3.7	7.1
Deferred tax assets	15.5	12.5
Receivables, net	87.6	72.8
Trade receivables, net	4.4	5.0
Total non-current assets	7,284.0	7,211.4
Receivables	123.6	187.2
Derivative financial instruments	-	0.1
Inventories, net	1,937.0	2,000.1
Trade receivables, net	871.4	735.1
Other investments	136.5	160.8
Cash and cash equivalents	455.0	560.3
Total current assets	3,523.5	3,643.6
Non-current assets classified as held for sale	14.8	12.0

Total assets	10,822.3	10,867.0
Capital and reserves attributable to the company's equity holders	5,498.0	5,369.2
Non-controlling interest	1,073.7	1,065.7

Total Equity	6,571.7	6,434.9
Provisions	19.4	17.5
Deferred income tax	621.3	657.2
Other liabilities	342.8	310.6
Trade payables	17.6	18.3
Derivative financial instruments	0.1	0.3
Borrowings	1,017.7	1,302.8
Total non-current liabilities	2,019.1	2,306.6

Current tax liabilities	205.6	153.1
Other liabilities	119.2	88.5
Trade payables	782.8	762.2
Derivative financial instruments	1.3	-
Borrowings	1,122.6	1,121.6
Total current liabilities	2,231.5	2,125.4
Total liabilities	4,250.6	4,432.1
Total equity and liabilities	10,822.3	10,867.0

Consolidated cash flow statement

USD million	1Q 2013	1Q 2012
	(Unaudited)

Profit for the period	151.4	171.2
Depreciation and amortization	95.9	88.8
Equity in losses of non-consolidated companies	15.9	15.4
Changes in provisions	2.4	0.9
Net foreign exchange results and others	19.3	18.3
Interest accruals less payments	5.2	5.5
Income tax accruals less payments	6.9	27.6
Changes in working capital	50.8	(40.7)

Net cash provided by operating activities	347.7	287.0

Capital expenditures	(218.1)	(176.3)
Proceeds from the sale of property, plant & equipment	0.3	0.5
Acquisition of business
Purchase consideration	-	(2,243.6)
Decrease in Other Investments	27.7	78.4

Net cash used in provided by investing activities	(190.0)	(2,341.0)

Contributions from non-controlling shareholders in consolidated subsidiaries	-	14.7
Proceeds from borrowings	189.4	807.2
Repayments of borrowings	(463.5)	(278.4)

Net cash (used in) provided by financing activities	(274.1)	543.5

Decrease in cash and cash equivalents	(116.4)	(1,510.5)

Shipments
Thousand tons	1Q 2013	1Q 2012	4Q 2012
Mexico	1,249.2	1,234.0	1,219.7
Southern Region	608.8	596.8	597.7
Other Markets	383.5	331.3	350.8
Total steel segment	2,241.4	2,162.2	2,168.2

Total mining segment	1,101.3	452.6	496.8

Revenue / ton
USD/ton	1Q 2013	1Q 2012	4Q 2012
Mexico	852	938	854
Southern Region	1,131	1,116	1,157
Other Markets	904	1,069	923
Total steel segment	937	1,007	948

Total mining segment	91	101	95

Net Sales
USD million	1Q 2013	1Q 2012	4Q 2012
Mexico	1,064.7	1,157.1	1,041.1
Southern Region	688.7	666.3	691.5
Other Markets	346.7	354.0	323.8
Total steel products	2,100.1	2,177.4	2,056.4
Other products (1)	7.1	4.3	7.9
Total steel segment	2,107.2	2,181.7	2,064.3

Total mining segment	99.8	45.5	47.1

Total steel and mining segments	2,207.0	2,227.2	2,111.3

Intersegment eliminations	-71.2	-45.3	-40.4

Total net sales	2,135.7	2,181.9	2,071.0
(1) Primarily includes pig iron and pre-engineered metal buildings.

Historical Information

Steel reporting segment
USD million	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013
Tons (thousands)	2,162.2	2,173.3	2,264.5	2,168.2	2,241.4
Net Sales	2,181.7	2,157.2	2,198.0	2,064.3	2,107.2
Cost of sales	(1,694.4)	(1,701.3)	(1,768.5)	(1,745.7)	(1,655.8)
SG&A expenses	(201.9)	(209.6)	(196.7)	(196.2)	(198.1)
Other operating (expenses) income, net	3.5	0.7	3.3	(19.7)	0.6
Operating income	288.8	247.0	236.1	102.7	253.9
Amortization and depreciation	85.2	86.6	83.5	99.9	85.8
EBITDA	374.1	333.6	319.6	202.6	339.7

Mining reporting segment
USD million	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013
Tons (thousands)	452.6	461.9	451.2	496.8	1,101.3
Net Sales	45.5	44.4	53.8	47.1	99.8
Cost of sales	(43.4)	(34.8)	(29.5)	(24.7)	(66.0)
SG&A expenses	(1.3)	(1.8)	(1.0)	(0.8)	(9.1)
Other operating (expenses) income, net	(0.1)	0.1	0.3	0.0	(0.3)
Operating income	0.7	7.9	23.7	21.6	24.4
Amortization and depreciation	3.6	3.9	3.9	4.3	10.1
EBITDA	4.2	11.7	27.6	25.9	34.5

Intersegment eliminations
USD million	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013
Tons (thousands)	(452.6)	(461.9)	(451.2)	(432.2)	(897.9)
Net Sales	(45.3)	(44.4)	(53.8)	(40.4)	(71.2)
Cost of sales	39.9	48.3	47.7	40.0	64.7
Operating income	(5.3)	3.9	(6.0)	(0.4)	(6.5)

Total
USD million	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013
Net Sales	2,181.9	2,157.2	2,198.0	2,071.0	2,135.7
Cost of sales	(1,697.9)	(1,687.8)	(1,750.2)	(1,730.4)	(1,657.1)
SG&A expenses	(203.2)	(211.4)	(197.6)	(197.0)	(207.2)
Other operating (expenses) income, net	3.4	0.8	3.6	(19.7)	0.3
Operating income	284.2	258.8	253.7	123.9	271.8
Amortization and depreciation	88.8	90.5	87.4	104.2	95.9
EBITDA	373.0	349.3	341.1	228.1	367.7